UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following is the text of an announcement released to the London Stock
Exchange by Royal Dutch Shell plc on February 12, 2014
NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY ("PDMRs") AND CONNECTED PERSONS
Notification relating to a transaction notified in accordance with: DR 3.1.4
R(1)(a)

Date of Notification:  February 12, 2014

Today’s date: February 12, 2014

Name of Issuer: Royal Dutch Shell plc

Date of transaction: December 23, 2013

Name of Directors/PDMRs:
Directors and PDMRs who joined the Royal Dutch Shell plc Scrip Dividend
Programme, the introduction of which was announced on September 17, 2010 (name/s listed below).

Nature of the transaction:
Issue of shares pursuant to the Royal Dutch Shell plc Scrip Dividend Programme
in respect of the third quarter interim dividend for 2013.

Consideration for the transaction:
The consideration paid by the relevant Director/PDMR for the shares is the amount of the cash dividend foregone on the existing shareholding (see below).

Class of security:
Royal Dutch Shell plc Class A  shares ("RDS A")

Director/PDMR

Gerrit Zalm 26 RDS A at US$ 33.386 per share *

*  The Reference Share Price as announced on November 20, 2013

Mark Edwards
Deputy Company Secretary
Royal Dutch Shell plc

ENQUIRIES:

MEDIA
International: +44 (0) 207 934 5550
USA: +1 713 241 4544

INVESTOR RELATIONS
International: + 31 (0) 70 377 4540
North America: +1 713 241 1042

.............................................................................

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: February 12, 2014	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary